UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                                                                      :
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ENTERGY GULF STATES, INC.                                        : CERTIFICATE PURSUANT TO
                                                                                              :                    RULE 24
File No. 70-9751                                                                   :
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(Public Utility Holding Company Act of 1935)                        :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 26, 2000.

In accordance with the terms of a Purchase Agreement (the "Purchase Agreement") dated May 28, 2003, between the Company and ABN AMRO Incorporated, Morgan Stanley & Co. Incorporated, BNY Capital Markets, Inc., Credit Lyonnais Securities (USA) Inc., Hibernia Southcoast Capital, Inc., Scotia Capital (USA) Inc., and The Williams Capital Group, L.P., as initial purchasers (the "Initial Purchasers"), the Company issued and sold on June 4, 2003, by private placement, to the Initial Purchasers $325,000,000 principal amount of its First Mortgage Bonds, 3.6% Series due June 1, 2008 (the "Bonds"), issued pursuant to the Sixty-third Supplemental Indenture (the "Sixty-third Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale are to be used to redeem prior to maturity $150,000,000 in outstanding principal amount of the First Mortgage Bonds, 8.94% Series Due January 1, 2022 of the Company, at a redemption price of 104.023% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date, and to repay at maturity a portion of $292,000,000 in outstanding principal amount of the First Mortgage Bonds, 8.25% Series due April 1, 2004 of the Company.

Attached hereto are:

    Exhibit A-2(d) - Conformed copy of the Sixty-third Supplemental Indenture.

    Exhibit A-3(c) - Conformed copy of the Bonds.

    Exhibit B-9(d) - Conformed copy of the Purchase Agreement.

    Exhibit F-1(d) - Post-effective opinion of Orgain, Bell & Tucker, L.L.P., counsel to the Company.

    Exhibit F-2(d) - Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel to the Company.

    Exhibit F-3(d) - Post-effective opinion of Thelen Reid & Priest LLP, counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 16th day of June, 2003.

ENTERGY GULF STATES, INC.
By: /s/ Steven C. McNeal Steven C. McNeal Vice President and Treasurer